Filed Pursuant to Rule 433
Registration No. 333-146100-02
January 7, 2009
NEVADA POWER COMPANY
D/B/A NV ENERGY
$125,000,000
7.375% General and Refunding Mortgage Notes,
Series U, due 2014

Issuer:	Nevada Power Company d/b/a NV Energy
Issue:	7.375% General and Refunding Mortgage Notes, Series U, due 2014
Ratings:*	Baa3/BBB/BBB-/BBB(low) (Moody’s/S&P/Fitch/Dominion)
Offering Size:	$125,000,000
Coupon:	7.375%
Trade Date:	January 7, 2009
Settlement Date:	January 12, 2009 (T+3)
Stated Maturity:	January 15, 2014
Initial Public Offering Price:	99.999%
Yield to Maturity:	7.375%
Benchmark Treasury:	1.500% due December 2013
Benchmark Treasury Yield:	1.654%
Spread to Benchmark Treasury:	+572 bps
Optional Redemption:	Make-whole call, 50 bps spread over U.S. Treasuries
Interest Payment Dates:	January 15 and July 15 of each year, commencing on July 15, 2009
Use of Proceeds:	The issuer estimates that the net proceeds from the offering, after deducting the underwriters’ discount and the issuer’s estimated expenses, will be approximately $124.0 million. The issuer intends to use all of the net proceeds from this offering to repay amounts outstanding under its revolving credit facility with Wachovia Bank, N.A.
CUSIP Number:	641423 BX5
Bookrunner:	UBS Securities LLC

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.
     The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884.